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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Monsanto Company
Attn: Barbara L. Blackford
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

800 N. Lindbergh Boulevard
--------------------------------------------------------------------------------
                                    (Street)

St. Louis                          Missouri              63167
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

DEKALB GENETICS CORPORATION (NYSE: DKB)

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

November 1998

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


================================================================================
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                               6.
                                                                 4.                              5.            Owner-
                                                                 Securities Acquired (A) or      Amount of     ship
                                                    3.           Disposed of (D)                 Securities    Form:     7.
                                     2.             Transaction  (Instr. 3, 4 and 5)             Beneficially  Direct    Nature of
                                     Transaction    Code         ------------------------------  Owned at End  (D) or    Indirect
1.                                   Date           (Instr. 8)                   (A)             of Month      Indirect  Beneficial
Title of Security                    (Month/Day     ------------     Amount      or    Price     (Instr. 3     (I)       Ownership
(Instr. 3)                           Year)           Code     V                  (D)             and 4)        (Instr.4) (Instr. 4)
-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock                  11/30/98       P               5,410,481   A     $100.00   5,410,481     I         Wholly
                                                                                                                         owned
                                                                                                                         subsidiary
                                                                                                                         (see below)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                 485,442       D
------------------------------------------------------------------------------------------------------------------------------------
Class B Common Stock                  11/30/98       P               13,958,524  A     $100.00   13,957,924    I         Wholly
                                                                                                                         owned
                                                                                                                         subsidiary
                                                                                                                         (see below)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                 13,321,436    D
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock                  12/4/98       J        V      5,895,923   D     Cancelled -0-
                                                                                       (see
                                                                                       below)
------------------------------------------------------------------------------------------------------------------------------------
Class B Common Stock                  12/4/98       J        V      27,279,360  D     Cancelled -0-
                                                                                       (see
                                                                                       below)
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
SEC 1474 (7-96)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:




          See attached.


     /s/  Barbara L. Blackford                                   12/8/98
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB nnumber.

                                                                          Page 2
                                                                 SEC 1474 (7-96)

FORM 4 CONTINUATION SHEET


ITEM 1:      MONSANTO COMPANY
             800 N. LINDBERGH BOULEVARD
             ST. LOUIS, MO 63137
ITEM 2:      DEKALB GENETICS CORPORATION (NYSE: DKB)
ITEM 4:      NOVEMBER 1998


                            EXPLANATION OF RESPONSES

                  This Statement of Changes in Beneficial Ownership on Form 4 (this "Form 4") is filed by Monsanto Company, a Delaware corporation (the "Reporting Person"). On December 4, 1998, Monsanto Company (the "Monsanto"), a Delaware corporation, became the owner of all of the capital stock of DEKALB Genetics Corporation, a Delaware corporation ("DEKALB"), pursuant to the merger (the "Merger") of Corn Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Monsanto ("Merger Sub"), with and into DEKALB with DEKALB continuing as the surviving corporation.

                  The Merger was consummated pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of May 8, 1998, by and among the Company, Merger Sub and DEKALB. Prior to the Merger, Merger Sub consummated a tender offer (the "Offer") to purchase all outstanding shares of Class A Common Stock, without par value ("Class A Common Stock"), and Class B Common Stock, without par value ("Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"), of DEKALB, at a purchase price of $100.00 per share, net to the seller in cash, without interest thereon. The Offer was made pursuant to the Merger Agreement. On November 30, 1998, Merger Sub accepted for payment pursuant to the Offer 5,410,481 shares of Class A Common Stock and 13,957,924 shares of Class B Common Stock. At the expiration of the Offer, Monsanto owned 485,442 shares of Class A Common Stock and 13,321,436 shares of Class B Common Stock. Thus, at the expiration of the Offer, Monsanto and the Merger Sub owned more than ninety percent of the then outstanding shares of Class A Common Stock and more than ninety percent of the then outstanding shares of Class B Common Stock. Immediately prior to the Merger, Monsanto contributed to Merger Sub all of the shares of Class A Common Stock and Class B Common Stock owned of record by Monsanto.

                  On December 4, 1998 (the "Effective Time"), the Merger was consummated pursuant to the Merger Agreement and as of the Effective Time, each issued and outstanding share of DEKALB Common Stock (other than shares of DEKALB Common Stock owned by DEKALB or by any subsidiary of DEKALB or by Monsanto, Merger Sub or any other subsidiary of Monsanto, which shares were canceled with no consideration delivered in exchange therefor, and other than shares of DEKALB Common Stock, if any, held by stockholders who are entitled to and who properly exercise appraisal rights under the General Corporation Law of the State of Delaware) was, by virtue of the Merger and without any action by the holder thereof, converted into the right to receive from DEKALB in cash $100.00, payable to the holder thereof, without interest or dividends thereon, upon the surrender of the certificate formerly representing such share. At the Effective Time, each outstanding share of common stock of Merger Sub was converted into a share of common stock of DEKALB as the surviving corporation in the Merger. As a result, as of the Effective Time, DEKALB became a wholly owned subsidiary of Monsanto.

                  Following the Merger, the Class B Common Stock was delisted from the New York Stock Exchange and DEKALB filed a Form 15 with the Securities and Exchange Commission suspending DEKALB's duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and seeking to deregister the Common Stock under the Exchange Act.


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